FOR IMMEDIATE RELEASE
                            October 8, 2002
          JORDAN NAMED TO TRUST BOARD, WILL BECOME PRESIDENT

Hampton, Virginia Robert F. Shuford, Chairman, President and Chief Executive Officer of Old Point Financial Corporation announced today that Eugene M. Jordan, II has been elected to the Board of Directors of Old Point Trust & Financial Services, N.A. in advance of his appointment to the position of President and Chief Executive Officer of Old Point Trust & Financial Services, N.A. Mr. Jordan will replace Frank E. Continetti, who recently resigned his position with the company to pursue other interests.

"I am pleased to announce Mr. Jordan's election," said Shuford, "We are fortunate to have a person of his experience and background join the Board of the Trust Company and agree to assume the presidency in the near future. We anticipate that he will be available to take the reins as soon as he has concluded matters in his law practice."

Mr. Jordan, who has practiced law in Hampton since 1988, is currently with the firm of Jordan, Ishon & Jordan. He is a 1977 graduate of North Carolina Wesleyan College and earned his Certificate for Trust Management from Campbell University in North Carolina in 1982. Mr. Jordan also received his Juris Doctor degree from Campbell University in 1987. He is a Past President of the Hampton Rotary Club and the Peninsula Estate Planning Council, a member of the Hampton Bar Association, the Virginia State Bar, and a Trustee of Hampton Baptist Church.


Old Point Financial Corporation (Nasdaq Small Cap "OPOF") is the parent company of Old Point National Bank, a locally owned and managed community bank serving Hampton Roads with a 15-branch network extending from Chesapeake through James City County, and Old Point Trust &
Financial Services, N.A., a wealth management services provider.


For  more  information contact : Lani Chisman Davis, Marketing Director,

757/ 728-1286